

17009028

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2017
Washington DC
416

SEC FILE NUMBER
8- 32590

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pro Equities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2801 Highway 280 South
(No. and Street)

Birmingham	Alabama	35223
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Darren Guerrera 205-268-5553
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

569 Brookwood Village, Ste 851	Birmingham	Alabama	35209
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Darren Guerrera, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ProEquities, Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chief Financial Officer

Title

Notary Public

Commission Expires - 5/22/18

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ProEquities, Inc.
(a wholly owned subsidiary of Protective Life Corporation)
Index to Financial Statements and Supplementary Information
December 31, 2016



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of
ProEquities, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of comprehensive income, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of ProEquities, Inc. (the "Company"), a wholly owned subsidiary of Protective Life Corporation, at December 31, 2016, and the results of its operations and its cash flows for the year ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying information in Schedules I and II is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

February 24, 2017

PricewaterhouseCoopers LLP, 569 Brookwood Village, Ste 851, Birmingham AL 35209
T: (205) 414 4000, F: (205) 414 4001, www.pwc.com/us

ProEquities, Inc.
(a wholly owned subsidiary of Protective Life Corporation)
Statement of Financial Condition
December 31, 2016

		2016
Assets		
Cash and cash equivalents	$	11,483,474
Investments, at fair value		19,085,659
Receivables from brokers and dealers		6,776,034
State income tax receivable		788,538
Other assets, net of allowance for uncollectible amounts of $29,064		1,858,166
Deferred income taxes, net		6,915,700
Total assets	$	46,907,571
Liabilities and Stockholder's Equity		
Liabilities		
Commissions payable	$	3,647,203
Securities sold but not yet purchased		543,862
Due to parent and affiliates		1,331,796
Deferred compensation obligation		17,499,462
Other accrued expenses		5,334,792
Total liabilities	$	28,357,115
Stockholder's equity		
Common stock, $1 par value; 250,000 shares authorized, 114,408 shares issued and outstanding	$	114,408
Additional paid-in capital		12,725,311
Retained eamings		5,710,737
Total stockholder's equity	$	18,550,456
Total liabilities and stockholder's equity	$	46,907,571

The accompanying notes are an integral part of these financial statements.

ProEquities, Inc.
(a wholly owned subsidiary of Protective Life Corporation)
Statement of Comprehensive Income
Year Ended December 31, 2016

		2016
Revenues		
Commissions	$	98,384,211
Other revenues		6,059,788
Investment gain, net		943,291
Investment income		798,076
Total revenues	$	106,185,366
Expenses		
Commissions		79,269,439
Salaries and wages		9,980,744
Technology		4,505,298
Legal, accounting and consulting		1,524,907
Clearing expense		1,923,107
Portfolio managers fee		1,493,506
Sales conference and promotions		707,879
Licenses, fees and assessments		861,541
Rent, related party		617,998
Corporate and divisional allocations, related party		1,760,488
Travel and entertainment		286,589
Postage, copies and supplies		298,564
Other operating expenses		2,433,781
Total expenses	$	105,663,841
Income before income taxes	$	521,525
Income tax expense (Note 5)		213,594
Net income	$	307,931
Other comprehensive income		-
Total comprehensive income	$	307,931

The accompanying notes are an integral part of these financial statements.

ProEquities, Inc.
(a wholly owned subsidiary of Protective Life Corporation)
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2016

	Common Stock		Additional Paid-In	Retained	Total Stockholder's
	Shares	Amount	Capital	Earnings	Equity
Balance at January 1, 2016	114,408	$ 114,408	$ 13,725,311	$ 5,402,806	$ 19,242,525
Dividends				(1,000,000)	(1,000,000)
Net Income				307,931	307,931
Balance at December 31, 2016	114,408	$ 114,408	$ 13,725,311	$ 4,710,737	$ 18,550,456

The accompanying notes are an integral part of these financial statements.

ProEquities, Inc.
(a wholly owned subsidiary of Protective Life Corporation)
Statement of Cash Flows
Year Ended December 31, 2016

		2016
Cash flows from operating activities		
Net income	$	307,931
Adjustments to reconcile net income to net cash provided by operating activities		
Unrealized investment gain, net		(738,503)
Deferred income tax benefit		124,469
Depreciation expense		4,691
Forgiveness of representative loan receivable		56,819
Change in assets and liabilities		
Investments (trading securities)		3,070,177
Investments (deferred compensation plan)		(474,721)
Receivables from brokers and dealers		(542,797)
State income tax receivable		(391,746)
Other assets		(238,312)
Securities sold but not yet purchased		(258,131)
Commissions payable		(1,366,846)
Deferred compensation obligation		1,133,770
Due to parent and affiliates		(238,504)
Other accrued expenses		408,403
Net cash provided by operating activities	$	856,700
Cash flows from investing activities		
Payments received on representative loan receivables		113,777
Issuance of representative loans receivables		(311,252)
Net cash used in investing activities	$	(197,475)
Cash flows from financing activities		
Payments of dividends		(1,000,000)
Net cash used in investing activities	$	(1,000,000)
Change in cash	$	(340,775)
Cash and cash equivalents		
Beginning of year	$	11,824,249
End of year	$	11,483,474
Supplemental disclosure of cash flow information		
Cash paid for income taxes	$	913,233

The accompanying notes are an integral part of these financial statements.

1. General

ProEquities, Inc. (the "Company") is a full-service broker-dealer incorporated under the laws of the state of Alabama. The Company is also a registered investment advisor. The Company operates across the United States and is headquartered in Birmingham, Alabama. The Company is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Protective Life Corporation ("PLC"). On February 1, 2015, PLC became a wholly owned subsidiary of Dai-ichi Life Insurance Company, Limited, a *kabushiki kaisha* under the laws of Japan. PLC provides operating capital to the Company, as needed, to provide supplemental funding for the operations and activities of the Company. In addition to the Company's core broker-dealer operations, the Company maintains a fixed income division that offers a wide variety of fixed income products and services to individual and institutional investors. The Company also maintains a wholesaling division supporting variable life insurance sales.

2. Significant Accounting Policies

Basis of Presentation and Use of Estimates

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). The preparation of financial statements in conformity with GAAP and prevailing industry practices requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

Accounting for Securities Transactions

The Company clears all exchange-based brokerage security transactions through Pershing, LLC ("Pershing"). Under the clearing arrangement, Pershing confirms securities trades, processes securities movements and records transactions for customers in its accounts, for which it receives a ticket charge per transaction. The Company also engages in investment security transactions with other settlement agents and with the direct product sponsor as issuer for certain investment security transactions. These trading activities may be conducted by the Company, its registered representatives/agents or through direct customer purchases with the affiliate counterparties. The Company's commission revenues and related expenses are recorded on a trade date basis. The Company has evaluated the credit worthiness of Pershing and its other counterparties and determined the risk of material financial loss due to credit risk exposure to be minimal.

Cash and Cash Equivalents

Cash and cash equivalents include demand deposits and investments in money market funds which are considered highly liquid instruments. The carrying amounts reported in the Statement of Financial Condition for these financial instruments approximate their fair values (as defined by the Accounting Standards Codification ("ASC") Fair Value Measurement and Disclosure Topic) due to their short-term nature. Cash and cash equivalents are classified as Level 1 in accordance with the fair value hierarchy of the ASC Fair Value Measurement and Disclosure Topic.

Investments

The Company has classified its investments as trading securities. Trading securities are reported at fair value, with the resulting unrealized and realized gains and losses recognized currently in earnings. Gains and losses realized on the sale of securities are computed using the specific

identification method. Unrealized gains and losses and realized gains and losses are combined and included in "Investment loss, net" in the accompanying Statement of Comprehensive Income.

Fixed Assets
Fixed assets are recorded at cost and are depreciated using the straight-line method over their estimated useful lives which range from 3 to 5 years. Maintenance and repairs are charged to expense when incurred; betterments and improvements that materially prolong the lives of the assets are capitalized. The cost of assets sold or retired and the related accumulated depreciation are removed from the respective accounts, and the gain or loss on such disposition is recognized currently.

Other Assets
Other assets are comprised primarily of prepaid expenses, loans to the Company's representatives and reimbursable expenses paid by the Company on its agents' behalf. The Company's finance receivables are primarily in the form of agent debit balances and agent notes receivable. Certain agent notes receivable contain terms which may result in the Company forgiving the principal and interest payments should the agent meet certain sales targets. The Company has recorded an allowance of $29,064 against these receivables based on the specific terms at December 31, 2016. The Company records an allowance for credit losses, which is developed based upon the Company's historical experience of write-offs of the related agent debit balances. Notes receivable are reserved based upon specific indicators of an inability to pay or intent not to pay. The amount of such receivables which were forgiven or written of during the year ended December 31, was $56,819.

Contingent Liabilities
The Company recognizes liabilities for contingencies when there is an exposure that, when fully analyzed, indicates it is both probable a liability has been incurred and the amount of loss or obligation can be reasonably estimated. The determination of whether a loss is probable and the estimate of an associated range of loss is subject to significant judgments and assumptions based on currently available information as of the reporting date and may materially change based on facts and circumstances presented in future periods. When a loss is considered to be probable and a range of possible loss can be estimated, the Company accrues the most likely amount within that range based upon management's judgment after the consideration of facts currently known and after consultation with its legal counsel, if appropriate.

As a result of the extensive regulation of the financial services industry, the Company's operations are subject to regular reviews and inspections by regulatory authorities and self-regulatory organizations. Such reviews and inspections can result in the imposition of sanctions for regulatory violations, ranging from non-monetary censures to censures with fines or other monetary repercussions.

See Note 11 for further discussion.

Recognition of Commission Revenue and Expense
Commission revenues and commission expenses are recorded on a trade date basis for trades executed through the Company and are based on contractual agreements or terms for applicable investment security transactions. Trail fees, 12b-1 fees, marketing allowances received from product sponsors and advisory service fees are recognized as revenue when earned and are included in "Commissions" revenue in the Statement of Comprehensive Income. Marketing

allowance and advisory service fees totaling approximately $6.7 million were recognized as "Commissions" revenue during the year ended December 31, 2016.

Investment Income
Investment income primarily comprises interest income on money market funds, fixed maturity securities and income from securities related to the Company's deferred compensation plans.

Other Revenues
Consisting primarily of representatives' technology and affiliation fees and miscellaneous clearing revenues, other revenues are recorded as earned.

Income Taxes
The results of operations of the Company are included in the consolidated federal and state income tax returns of PLC and its subsidiaries. The Company utilizes the asset and liability method in accordance with the Accounting Standards Codification ("ASC") Income Taxes Topic. The method of allocation of current income taxes between the affiliates is subject to a written agreement under which the Company incurs a liability to PLC to the extent that a separate return calculation indicates that the Company has a federal income tax liability. If the Company has an income tax benefit, the benefit is recorded currently to the extent it can be carried back against prior years' separate company income tax expense. Any amount not carried back is carried forward on a separate company basis, and the tax benefit is reflected in future periods when the Company generates taxable income. Income taxes recoverable (payable) are recorded in the due to/from affiliates account and are settled periodically, per the tax sharing agreement.

Concentration of Credit Risk
The Company maintains depository accounts with certain financial institutions. Although these account balances exceed federally insured depository limits, the Company has evaluated the credit worthiness of these applicable financial institutions and determined the risk of material financial loss due to exposure from credit risk to be minimal.

Accounting Pronouncements Not Yet Adopted

ASU No. 2014-09 – Revenue from Contracts with Customers (Topic 606). This Update provides for significant revisions to the recognition of revenue from contracts with customers across various industries. Under the new guidance, entities are required to apply a prescribed 5-step process to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Update is effective for annual and interim periods beginning after December 15, 2016. The Company is reviewing its policies and processes to ensure compliance with the requirements in the Update upon adoption.

ASU No. 2016-02 - Leases. The amendments in this Update address certain aspects of recognition, measurement, presentation, and disclosure of leases. The most significant change will relate to the accounting model used by lessees. The Update will require all leases with terms greater than 12 months to be recorded on the balance sheet in the form of a lease asset and liability. The lease asset and liability will be measured at the present value of the minimum lease payments less any upfront payments or fees. The amendments in the Update are effective for annual and interim periods beginning after December 15, 2018 on a modified retrospective basis. The Company is reviewing its policies and processes to ensure compliance with the requirements in the Update upon adoption.

ASU No. 2016-01 - Financial Instruments - Recognition and Measurement of Financial Assets and Financial Liabilities. The amendments in this Update address certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. Most notably, the Update requires that equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) be measured at fair value with changes in fair value recognized in net income. The Update also introduces a single-step impairment model for equity investments without a readily determinable fair value. Additionally, the Update requires changes in instrument-specific credit risk for fair value option liabilities to be recorded in other comprehensive income. The amendments in this Update are effective for annual and interim periods beginning after December 15, 2017 and will be applied on a modified retrospective basis. The Company is reviewing its policies and processes to ensure compliance with the revised guidance.

ASU No. 2016-13 - Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments. The amendments in this Update introduce a new current expected credit loss ("CECL") model for certain financial assets, including mortgage loans and reinsurance receivables. The new model will not apply to debt securities classified as available-for-sale. For assets within the scope of the new model, an entity will recognize as an allowance against earnings its estimate of the contractual cash flows not expected to be collected on day one of the asset's acquisition. The allowance may be reversed through earnings if a security recovers in value. This differs from the current impairment model, which requires recognition of credit losses when they have been incurred and recognizes a security's subsequent recovery in value in other comprehensive income. The Update also makes targeted changes to the current impairment model for available-for-sale debt securities, which comprise the majority of the Company's invested assets. Similar to the CECL model, credit loss impairments will be recorded in an allowance against earnings that may be reversed for subsequent recoveries in value. The amendments in this Update are effective for annual and interim periods beginning after December 15, 2019 on a modified retrospective basis. The Company is reviewing its policies and processes to ensure compliance with the requirements in this Update, upon adoption, and assessing the impact this standard will have on its operations and financial results.

Accounting Pronouncements Recently Adopted

ASU No. 2014-15 – Presentation of Financial Statements – Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern. This Update will require management to assess an entity's ability to continue as a going concern, and will require footnote disclosures in certain circumstances. Under the updated guidance, management should consider relevant conditions and evaluate whether it is probable that an entity will be unable to meets it obligations within one year after the issuance date of the financial statements. The Update is effective for annual periods ending December 31, 2016, and interim periods thereafter, with early adoption is permitted. The amendments in this Update will not impact the Company's financial position or results of operations. However, the new guidance will require a formal assessment of going concern by management based on criteria prescribed in the new guidance. The Company is reviewing its policies and processes to ensure compliance with the new guidance upon adoption.

3. Related Parties

The Company occupies office space under a monthly rental arrangement in the office building of an affiliate, Protective Life Insurance Company (PLICO), for which rent of approximately $0.6 million was expensed under contractual arrangements with PLC in 2016. In addition, during the year ended December 31, 2016, the Company expensed approximately $0.6 million in payments for providing various human resource services, approximately $0.2 million for providing legal services and approximately $1.9 million for providing technology support and infrastructure. The Company is billed by PLICO, which is also a wholly owned subsidiary of PLC, for these items and related amounts due are settled monthly in the normal course of the Company's operations.

The Company also contracts with First Protective Insurance Group, Inc., an affiliate, for management and administrative services supporting its wholesaling division. The Company expensed $0.9 million for management and administrative services related to this agreement.

The Company recorded commission revenue in 2016 from Investment Distributors, Inc., a subsidiary of PLC, of approximately $4 million. All employees of the Company participate in the PLC Defined Benefit Pension Plan and/or its Unfunded Excess Benefits Plan (collectively "the Plans"). The Plans are not separable by affiliates participating in the plans. The benefits are based on years of service and the employee's compensation. PLC's funding policy is to contribute amounts to the Plans sufficient to meet the minimum funding requirements of the Employee Retirement Income Security Act (ERISA) plus such additional amounts as PLC may determine appropriate from time to time. Contributions are intended to provide not only for benefits attributable for service to date but also for those benefits expected to be earned in the future.

The employees of the Company also are eligible to participate in PLC's qualified, defined contribution employee benefit plan under Internal Revenue Code Section 401(k). PLC provides a match for employee contributions to the 401(k) plan in cash. PLC also has adopted a supplemental matching contribution program which is a nonqualified plan that provides supplemental matching contributions in excess of limits imposed on qualified deferred contribution plans by federal law. In addition, PLC provides limited health care benefits to eligible retired employees of the Company until age 65 and provides certain medical and other benefits to active employees of the Company.

Charges related to these employee benefit plans provided by PLC were approximately $1.2 million and have been included in "Salaries and wages" in the Company's Statement of Comprehensive Income for the year ended December 31, 2016.

4. Fixed Assets

Fixed assets consist of the following as of December 31, 2016:

System software	$ 364,194
Less: Accumulated depreciation	364,194
Net fixed assets	-

Depreciation expense in the amount of $4,691 was recognized in 2016.

5. Income Taxes

The Company's effective income tax rate varied from the maximum federal income tax rate as follows for the year ended December 31, 2016:

	2016
Statutory federal income tax rate applied to pre-tax income	35.00 %
State income taxes	4.96 %
Non deductible expenses	3.67 %
Return to Provision Adjustments	(2.67)%
Effective income tax rate	40.96 %

The provision for income tax expense is as follows:

Provision for income tax expense (benefit)	
Current	$ 89,124
Deferred	124,470
	$ 213,594

The following table shows the significant components of the net deferred income tax asset as of December 31, 2016.

Deferred income tax asset	
Deferred compensation	$ 6,735,337
Legal reserve and contingencies	215,792
Accrued vacation	34,721
Other	11,477
Total gross deferred income tax asset	$ 6,997,327
Deferred income tax liability	
Prepaid expense	$ 81,627
Total gross deferred income tax liability	$ 81,627
Net deferred income tax asset	$ 6,915,700

The Company concluded, based on its recent history of operating income and anticipated operating income and cash flows for future periods, a valuation allowance on the gross deferred tax asset at December 31, 2016 was not required. The methodology for determining the realizability of deferred tax assets involves estimates of future taxable income from our core business operations, as well as estimated operating expenses to support that anticipated level of operations. Estimates of future taxable income generated from future operating results could change in the near term, perhaps materially, which may require the Company to provide a valuation allowance in future periods. Such allowance could be material to the Company's financial statements.

In general, the Company is no longer subject to income tax examinations by taxing authorities for tax years that began before 2014. Nevertheless, certain of these pre-2014 years have pending U.S. tax refunds for the Protective Life Corporation and subsidiaries consolidated group. Due to

their size, these refunds are being reviewed by Congress' Joint Committee on Taxation. Furthermore, due to the afore-mentioned IRS adjustments to the group's pre-2014 taxable income, the group is amending certain of its 2003 through 2013 state income tax returns. Such amendments will cause such years to remain open, pending the states' acceptances of the returns. At this time, the Company believes that the Joint Committee's review of the group's U.S. tax refunds and the states' acceptance of the group's amending returns will be completed next year. The underlying statutes of limitations are expected to close in due course on or before December 31, 2017.

As of December 31, 2016, the Company evaluated the need for the recognition of uncertain tax liability in accordance with the guidance of ASC 740, "Income Taxes," and determined none should be recorded or disclosed. The Company's policy is to recognize interest and penalties related to tax contingencies in income tax expense during the period in which they are identified. Included in the "Due to parent and affiliates" on the accompanying financial statements are current income taxes payable of $0.09 million at December 31, 2016.

6. Receivables from Brokers and Dealers

The receivables from brokers and dealers represents commissions and other fees to be collected from the clearing broker, mutual fund companies, product sponsors, variable annuity and variable life companies. Additionally, this balance includes cash required to be held on deposit at Pershing of $0.1 million.

7. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital (as defined) and requires the ratio of aggregate indebtedness (as defined) to net capital shall not exceed 15 to 1. At December 31, 2016, the Company had computed net capital of $7.4 million which was $6.7 million in excess of its required minimum net capital of $0.7 million. The Company's aggregate indebtedness to net capital ratio at December 31, 2016 was 139.10%.

The Company has claimed an exemption from the provisions of SEC Rule 15c3-3 under paragraph (k)(2)(ii), as it has disclosed that all exchange-based transactions are cleared with customers on a fully disclosed basis through a clearing broker or dealer and customer funds and securities are promptly transmitted to the clearing broker or dealer which carries all of the accounts of such customers.

8. Deferred Compensation Plans

The Company has established deferred compensation plans for the benefit of its registered representatives. Deferred compensation withheld under these plans is used to purchase investments (primarily mutual funds, equities, and life insurance policies), as directed by the participants. In addition, the Company may provide matching contributions for participants who meet certain production targets. Matching contributions of $21,000 were paid by the Company during 2016.

A trust was established to aid the Company in meeting its obligations under the plans. Investments held by the trust are consolidated and reported as investments of the Company in the accompanying Statement of Financial Condition. Investments are reported at fair value with changes reported as "Investment gain, net" in the accompanying Statement of Comprehensive

Income. Life insurance policies held by the trust are reported at their cash surrender value with changes reported as "Investment gain, net" in the accompanying Statement of Comprehensive Income. The Company records a deferred compensation obligation equal to the total reported fair value of the trust assets (See Note 9). Changes in the deferred compensation obligation are recorded as commission expense in the accompanying Statement of Income. The registered representatives who are grantors of the trust, participating in the deferred compensation plans, bear the entire investment risk of the underlying investments of the deferred compensation plans.

9. Investments

The Company holds certain securities used for operational trading purposes with Pershing. The securities are classified as either marketable securities owned or securities sold but not yet purchased. The following table shows these securities at fair value as of December 31, 2016:

	Owned	Sold Not Yet Purchased
U.S. government & agency obligations	$ -	$ 543,862
Municipal obligations	1,580,224	-
Equity securities	21,349	-
	$ 1,601,573	$ 543,862

The Company also holds securities related to the deferred compensation plans that are classified as trading. The investments in the deferred compensation plans consist of the following securities as of December 31, 2016:

Mutual fund investments	$ 16,485,931
Life insurance policies	399,206
Equity securities	482,098
U.S. government and agency obligations	116,851
	$ 17,484,086

The Company has recorded an offsetting liability for the value of these investments held in the deferred compensation plan. As of December 31, 2016, $15,376 was accrued as a deferred compensation obligation, but has not yet been contributed to the plan.

The following table shows net unrealized losses and the net realized gains respectively, which are included in "Investment gains, net" on the Statement of Income.

	Unrealized Gain (Loss)	Realized Gain	Gain (Loss), net
Trading Securites	$ 80,574	$ 154,075	$ 234,649
Deferred Comp Plan	657,929	50,713	708,642
Investment Gain/(Loss), net	$ 738,503	$ 204,788	$ 943,291

Generally, all investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible changes in risks in the near term could materially affect investment balances, the amounts reported in the Statement of Financial Condition and the amounts reported in the Statement of Comprehensive Income.

10. Fair Value of Financial Instruments

The Company determined the fair value of its financial instruments based on the fair value hierarchy established in FASB guidance referenced in the ASC Fair Value Measurements and Disclosures Topic, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique, into a three level hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded at fair value on the Statement of Financial Condition are categorized as follows:

- **Level 1:** Unadjusted quoted prices for identical assets or liabilities in an active market

- **Level 2**: Quoted prices in markets that are not active or significant inputs that are observable either directly or indirectly. Level 2 inputs include the following:

  a. Quoted prices for similar assets or liabilities in active markets

  b. Quoted prices for identical or similar assets or liabilities in non-active markets

  c. Inputs other than quoted market prices that are observable

  d. Inputs that are derived principally from or corroborated by observable market data through correlation or other means

- **Level 3:** Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability.

The following table presents the Company's hierarchy for its assets measured at fair value on a recurring basis as of December 31, 2016.

	Level 1	Level 2	Level 3	Total
Assets				
Inventory investments				
State, municipalities, and political subdivisions	$ -	$ 1,580,224	$ -	$ 1,580,224
Equity securities	21,349	-	-	21,349
Total inventory investments	$ 21,349	$ 1,580,224	$ -	$ 1,601,573
Deferred compensation plan				
Equity securities	$ 482,098	$ -	$ -	$ 482,098
US Government and authorities	-	116,851	-	116,851
Mutual funds	16,485,931	-	-	16,485,931
Life insurance policies	-		399,206	399,206
Total deferred compensation plan	$ 16,968,029	$ 116,851	$ 399,206	$ 17,484,086
Cash and cash equivalents	$ 11,483,474	$ -	$ -	$ 11,483,474
Total assets measured at fair value on a recurring basis	$ 28,472,852	$ 1,697,075	$ 399,206	$ 30,569,133
Liabilities				
US Government and authorities	$ -	$ 543,862	$ -	$ 543,862
Equity Securities	-	-	-	-
Total liabilities measured at fair value on a recurring basis	$ -	$ 543,862	$ -	$ 543,862

Determination of Fair Values

The valuation methodologies used to determine the fair values of assets and liabilities reflect market-participant assumptions and are based on the application of the fair value hierarchy that prioritizes observable market inputs over unobservable inputs. The Company determines the fair values of certain financial assets and financial liabilities based on quoted market prices, where available. Fair values reflect adjustments for counterparty credit quality, the Company's credit standing, liquidity and, where appropriate, risk margins on unobservable parameters. The following is a discussion of the methodologies used to determine fair values for the financial instruments, as listed in the above table.

Fixed Maturity Securities and Securities Sold but Not Yet Purchased

The fair value of fixed maturity securities and securities sold but not yet purchased is determined by management after considering third party pricing services as their primary source of information. Typical inputs used by this pricing method include, but are not limited to, benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers and reference data including market research publications. Based on the typical trading volumes and the lack of quoted market prices for fixed maturities, third party pricing services normally derive the security prices through recent reported trades for identical or similar securities making adjustments through the reporting date based upon available market observable information outlined above.

The Company has analyzed the third party pricing services' valuation methodologies and related inputs, and has also evaluated the various types of securities in its investment portfolio to determine an appropriate fair value hierarchy level based upon trading activity and the observability of market inputs that is in accordance with the ASC Fair Value Measurements and Disclosures Topic. Based on this evaluation and investment class analysis, each price was classified into Level 1, 2 or 3. Most prices provided by third party pricing services are classified into Level 1 and 2 because they have quoted market prices, or significant inputs used in pricing the securities are market observable.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2016, at fair values of the related securities and will incur a loss if the fair value of the securities increases subsequent to December 31, 2016 prior to purchase or settlement.

Deferred Compensation Plan Investments

The Company holds investments in open-ended mutual funds, life insurance policies, equity securities, U.S. government and agency obligations, and other investments related to the deferred compensation plan. Open-ended mutual funds are classified as Level 1 as published net asset values are utilized for the individual securities. Equity securities are classified as Level 1 at the closing prices on exchanges are utilized for individual securities. U.S. government and authorities investments are classified as either Level 1 or Level 2 based on the principal market for the security. Life insurance policies held by a related party (PLICO) are carried at their cash surrender value and reported as Level 3 under the market approach. Cash surrender value represents the amount of cash that may be realized by the owner of a life insurance contract upon discontinuance and surrender of the contract prior to maturity.

The following table presents a reconciliation of the beginning and ending balances for fair value measurements for the year ended December 31, 2016, for which the Company has used significant unobservable inputs (Level 3):

	Beginning Balance	Realized and Unrealized	Purchases	Sales	Ending Balance
Assets					
Life insurance policies	$ 387,220	$ 11,986	$ -	$ -	$ 399,206
Total assets measured at fair value on a recurring basis	$ 387,220	$ 11,986	$ -	$ -	$ 399,206

Total realized and unrealized gains on Level 3 assets are reported in "Investment gain, net" within the Statement of Comprehensive Income

The Company did not transfer any Level 1, 2, or 3 investments for the year ended December 31, 2016.

Purchases and settlements represent activity that occurred during the period that results in a change of the asset but does not represent changes in fair value for the instruments held at the beginning of the period.

The following table presents the valuation method for material financial instruments included in Level 3, as well as unobservable inputs used in the valuation of those financial instruments:

	Fair Value Dec 31, 2016	Valuation Technique	Unobservable Input
Assets			
Life insurance policies held in deferred compensation plan	399,206	Cash Surrender Value	Financial Stability of Insurer

11. Commitments and Contingencies

A number of civil jury or arbitration verdicts have been returned against companies in the jurisdictions in which the Company does business involving sales practices of representatives, alleged misconduct, and other matters. These matters have often resulted in the awarding of judgments against these companies that are disproportionate to the actual damages, including material amounts of punitive damages. In some states, juries or arbitrators have substantial discretion in awarding punitive damages which creates the potential for unpredictable material adverse judgments in any given punitive damage suit. In the normal course of business, the Company has been named, from time to time, as a defendant in various legal actions. In addition, the Company may also be the subject of reviews of its operations by regulatory authorities and self-regulatory organizations.

The Company contests liability and/or the amount of damages as appropriate in each pending matter brought against it. Related to any such matters, if the Company has information available to it which indicates that it is probable that a liability has been incurred as of the date of the financial statements and the Company can reasonably estimate the amount of that loss, the Company accrues the estimated liability by a charge to income. In many instances it may be inherently difficult to determine whether any loss is probable or even possible or to estimate the amount of any potential loss. In addition, even where loss is possible or an exposure to loss exists in excess of the liability accrued with respect to a previously recognized loss contingency, it is not always

possible to reasonably estimate the amount of the possible loss or range of loss. Subject to the foregoing, management of the Company believes, based on currently available information, after consultation with outside legal counsel and taking into account its established reserves, that pending legal actions, investigations and regulatory inquiries will be resolved with no material adverse effect on the consolidated financial position of the Company. However, if during any period a potential adverse contingency should become probable or be resolved in an amount in excess of the established reserves, the results of operations in that period could be materially adversely affected. In addition, there can be no assurance that material losses will not be incurred from claims that have not yet been brought to the Company's attention or are not yet determined to be probable or reasonably possible to result in loss. The Company has established a total liability for all such matters of approximately $.5 million as of December 31, 2016, which is included in "Other accrued expenses" on the Statement of Financial Condition.

Management currently estimates the aggregate range of possible loss is from $0 to $1 million in excess of the accrued liability (if any) related to contingent matters as of December 31, 2016 where the likelihood of loss is at least reasonably possible. The Company policy for accounting for legal fees is to record such fees as the services are provided.

In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities. The Company uses a clearing broker-dealer to execute exchanged-based and customer transactions which are held in brokerage accounts maintained by the clearing broker-dealer. Such transactions may expose the Company and the clearing broker-dealer to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses which customers may incur. In the event customers fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' obligations.

12. Subsequent Events

The Company has evaluated events subsequent to December 31, 2016, and through the financial statement issuance date of February 24, 2017. The Company has not evaluated subsequent events after that date for presentation in these financial statements.

ProEquities, Inc.
(a wholly owned subsidiary of Protective Life Corporation)
Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2016 — Schedule I

Net Capital	
Total stockholder's equity	$ 18,550,456
Deductions and/or charges	
Nonallowable assets	
Receivables and other	(3,838,915)
Gross deferred income tax asset	(6,997,327)
Haircut on securities positions	(358,072)
Net capital	7,356,142
Aggregate Indebtedness	
Items included in statement of financial condition	
Commissions payable	3,647,203
Due to parent and affiliates	1,331,796
Other accrued expenses	5,253,164
Total aggregate indebtedness	10,232,163
Computation of Basic Net Capital Requirement	
Greater of 6-2/3% of aggregate indebtedness or $250,000	$ 682,144
Excess net capital (net capital, less net capital requirement)	6,673,998
Ratio: Aggregate indebtedness to net capital	139.10%

There were no material differences between the above computation of net capital pursuant to Rule 15c3-1 and that filed with the Company's unaudited December 31, 2016 FOCUS Report.

ProEquities, Inc.
(a wholly owned subsidiary of Protective Life Corporation)
Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2016 Schedule II

Exemption Under Section (k)(2)(ii) Has Been Claimed

The Company is not required to file the above schedule as it has claimed an exemption from Securities and Exchange Commission Rule 15c3-3 (SEC Rule 15c3-3) under Paragraph (k)(2)(ii) of the rule, as it has disclosed that all transactions are cleared with customers on a fully disclosed through a clearing broker or dealer and customer funds and securities are promptly transmitted to the clearing broker or dealer which carries all of the accounts of such customers or the product sponsor or settlement agent with whom the customer transacts.



Report of Independent Accountants

To the Board of Directors and Management of ProEquities, Inc.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of ProEquities, Inc. for the year ended December 31, 2016, which were agreed to by the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2016. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows:
    a. Payment in the amount of $60,768 dated August 3, 2016, per Fed Reference Number 001488 compared to the SIPC-6 obtained from Darren Guerrera, Chief Financial Officer, noting no differences.
    b. Payment in the amount of $54,933 dated February 23, 2016, per Fed Reference Number 002213 compared to the SIPC-7 obtained from Darren Guerrera, Chief Financial Officer, noting no differences.
2. Compared the Total Revenue amount reported in the audited financial statements for the year ended December 31, 2016 to the Total Revenue amount of $106,185,364 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2016, noting no differences.
3. Compared any adjustments reported on page 2, items 2b and 2c, of Form SIPC-7 with the supporting schedules and working papers, as follows:
    a. Compared deductions on line 2c of $59,880,955 to supporting documentation including general ledger balances for the year ended December 31, 2016, provided by Darren Guerrera, Chief Financial Officer, noting no differences.
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:
    a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $115,761 of the Form SIPC-7, noting no differences.
    b. Recalculated the applicable supporting schedules for the deduction in line 2c including the general ledger balances for the year ended December 31, 2016, obtained from Darren Guerrera, Chief Financial Officer, noting no differences.



5. Compared the amount of any overpayment applied to the current assessment on page 1, item 2C of Form SIPC-7 with page 1, item 2H of the Form SIPC-7T filed for the prior period ended December 31, 2015 on which it was originally computed noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of ProEquities, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 24, 2017